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News Release	No. 17-354
November 6, 2017

Impala Platinum Completes Strategic Investment for 15%
Stake in Waterberg PGM Project for US $30 Million

VANCOUVER, British Columbia and JOHANNESBURG, South Africa, (GLOBE NEWSWIRE) -- Platinum Group Metals Ltd. (TSX:PTM) (NYSE American:PLG) (“Platinum Group”, “PTM” or the “Company”) is pleased to report the closing of the first phase of the transaction involving the Waterberg platinum group metal (“PGM”) Project (the “Waterberg Project”) announced on October 16, 2017 with Impala Platinum Holdings Ltd. (JSE:IMP) (“Implats”), Japan Oil, Gas and Metals National Corporation (“JOGMEC”), Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”), and Waterberg JV Resources Proprietary Ltd. (“Waterberg Resources”). Platinum Group Metals has received consideration of US$17.2 million from Implats for the sale of an 8.6% interest in the Waterberg Project and JOGMEC has received US $12.8 million for the sale of a 6.4% interest in the Waterberg Project.

R. Michael Jones CEO of Platinum Group Metals said “We are very pleased to close the first phase of this transaction and to welcome Implats to the Waterberg team. We will immediately get to work on the Definitive Feasibility Study. Waterberg represents a large-scale PGM resource with an attractive risk profile given its shallow nature, which facilitates fully mechanized production with the potential for the project to have amongst the lowest operating costs in the PGM sector. The deposit is dominated by palladium at a time when prices and interest in this essential metal are increasing.”

Transaction Summary:

1.	Implats has purchased a 15.0% interest in Waterberg Resources, which holds the Waterberg Project, for US$30.0 million (the “Initial Purchase”);

2.

Implats has the option to increase its stake in Waterberg Resources (the “Call Option”) to 50.01% through additional purchases and earn-in arrangements totaling US $166.0 million following the completion of a Definitive Feasibility Study; and

3.	Implats has a right of first refusal to smelt and refine Waterberg concentrate.

If Implats exercises its Call Option to advance to a 50.01% interest in Waterberg Resources, JOGMEC will retain a 5% interest and certain metal marketing rights to final metal related to the project, while Platinum Group would retain a 31.96% direct and indirect interest in Waterberg Resources. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value. For full details of the transaction please see the Company’s news release dated October 16, 2017.

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The Waterberg Project has a number of highly attractive characteristics and is designed to be a low-cost, shallow, bulk mineable project with significant scale and growth potential. The participation of Implats, the world’s second largest platinum producer with fully integrated mine to market operations, represents a significant step in the advancement of the Waterberg Project towards potential development and production.

The secured lenders to Platinum Group, Sprott Resource Lending Partnership, among other lenders (“Sprott”), and Liberty Metals & Mining Holdings, LLC (“LMM”), have provided their consent to the Call Option, which consent is conditional on the satisfaction of certain conditions by the Company. Sprott and LMM have also agreed to terms and conditions upon completion of which they will provide their consent to the sale of the Maseve Mine to Royal Bafokeng Platinum Limited (“RBPlat”) (the “Maseve Sale Transaction”) (see news release dated September 6, 2017).

The Company and RBPlat are in the process of obtaining regulatory approvals and completing the negotiation of agreements required for the closing of the Maseve Sale Transaction. RBPlat paid a deposit of Rand 41.37 million (US $3.0 million) into escrow on October 9, 2017. The Maseve Mine is on care and maintenance and the Company does not plan any further investment at Maseve. In the event that the Maseve Sale Transaction did not complete for any reason, the Company would pursue other expressions of interest to purchase the mine. Based on the Company’s intended sale of the Maseve Mine and the above facts, the Company has determined that the Maseve Mine is no longer a material property of the Company in the context of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Impala Platinum Holdings Limited

Impala Platinum Holdings Limited is one of the world’s foremost fully integrated producers of platinum and associated PGEs. The group produces approximately a quarter of the world's supply of primary platinum. Implats produced 1.53 million ounces of platinum and 3.1 million ounces of PGEs in FY2017. Implats’ operations are located on the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe, the two most significant PGE-bearing ore bodies in the world. In Southern Africa Implats is structured around five main operations namely Impala, Zimplats, Marula, Mimosa and Two Rivers with headquarters based in Johannesburg, South Africa.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada. Platinum Group and its partners JOGMEC and Mnombo originated the grass-roots exploration that discovered the Waterberg deposit and a new portion of the Bushveld PGM complex in 2011.

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Formed in 2002, Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over seventy percent of the world's primary platinum production.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in NI 43-101 and is responsible for preparing technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

On behalf of the Board of
Platinum Group Metals Ltd.

For further information contact:
             R. Michael Jones, President
             or Kris Begic, VP, Corporate Development
             Platinum Group Metals Ltd., Vancouver
             Tel: (604) 899-5450 / Toll Free: (866) 899-5450
             www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

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This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Call Option, the Maseve Sale Transaction, potential alternative transactions involving the Maseve Mine and amendments to the Company’s agreements with its lenders, including the potential to satisfy conditions precedent and consummate all or any part of such transactions as described herein; changes to black economic empowerment participation in the Waterberg Project; the anticipated benefits of the Implats transactions and Implats’ participation in the Waterberg Project; the Company’s intended use of proceeds derived from the Initial Purchase; potential offtake agreements; the Company’s plans for the Waterberg Project and the Maseve Mine; cost estimates; the Waterberg Project’s scale and growth potential; the advancement of the Waterberg Project towards potential development and production; the Company’s key objectives; and the Company’s plans and estimates regarding exploration, studies, development, construction, production, cash flows and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; the Company may not obtain required lender consents on terms favorable to it, or at all; the anticipated benefits of the Initial Purchase and Implats’ participation in the Waterberg Project may not be realized; the Call Option may not be exercised, the Company may be unable to satisfy the related closing conditions or black economic empowerment dilution may affect the economics thereof; the Company may not be able to finalize definitive agreements relating to the Maseve Sale Transaction on favorable terms, or at all, satisfy the related closing conditions and complete such transaction; the Company may be unable to complete an alternative sale of the Maseve Mine if the Maseve Sale Transaction does not complete; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and successfully settlement or restructure of debt; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to effect the relevant transactions and to otherwise comply with all applicable regulatory requirements; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company business and potential interest in projects.

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Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or the report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves; "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.